

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Via E-Mail
Itamar Borochov
Chief Executive Officer
Cannabics Pharmaceuticals Inc.
#3 Bethesda Metro Center
Suite 700
Bethesda, MD 20814

> **Re: Cannabics Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed December 15, 2014**
> **File No. 000-52403**

Dear Mr. Borochov:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 1. Description of Business, page 1
Regulations, page 7

1.   Please reconcile the disclosure in this section that you license your proprietary technology with the disclosure on page 6 that you are preparing to launch your line of Cannabics SR products in eligible states in the U.S. In addition, please provide a more detailed discussion of the U.S. regulation of your proposed product and discuss the risks to the company. Clarify whether your proposed product would require U.S. Food and Drug Administration approval. If so, discuss the process for approval.

Item 8. Financial Statements and Supplementary Data, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 5 – Intangible Assets, page F-12

2.	We note that Cannabics, Inc. acquired a majority of your outstanding stock resulting in a change in control on April 25, 2014. Pursuant to a Collaboration & Exclusivity Agreement executed on July 24, 2014, you issued 18,239,594 shares of your common stock, valued at $0.25 per share, to Cannabics, Inc. in exchange for its institutional knowledge. You recorded intangible assets of $4,409,899 which was calculated by reducing the total value of the shares of $4,559,899 by $150,000 cash received. Please address the following:

- explain to us how you accounted for the transactions and tell us what guidance you used to record the intangible assets;

- tell us why you did not consider the combined transactions as either a reverse recapitalization of Cannabics, Inc. or as the simultaneous acquisition of a parent's assets and succession to the parent's business, both of which would require historical cost accounting; and

- tell us why you have not filed a Form 8-K that included information that would have been filed in a Form 10 as if Cannabics, Inc. were the registrant or a Form 8-K (Items 2.01 and 9.01) to file audited financial statements for a company whose business you have succeeded as a result of acquiring its assets.

Item 11. Executive Compensation, page 18

3.	Please include the summary compensation table and/or directors' compensation table as required by Item 402 of Regulation S-K. In addition, please add a narrative discussing the compensation paid to the one director and clarify the capacity in which the compensation was paid, i.e. as an officer or director.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 18

4.	We note that your officers and directors are all directors of Cannabics, Inc., which owns 88.3% of your common stock. Please advise whether these individuals are the control persons for Cannabics, Inc. If so, please provide clear disclosure in the table and revise the amount held by officers and directors as a group. If not, please clearly disclose the control person(s). Please provide us with draft disclosure.

Item 15. Exhibits, page 20

5.	With the exception of the certifications required by Item 601(b)(31) and (32), you have not filed the exhibits required by Item 601 of Regulation S-K, including your articles of incorporation, bylaws, subsidiaries, and material contracts. Please file all the required exhibits, or as applicable incorporate them by reference. For guidance we direct your attention to Question 146.02 of the Compliance and Disclosure Interpretations: Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Signatures, page 21</u>

6.   Please revise to include the signatures of your principal accounting officer or controller and at least a majority of the board of directors. Refer to General Instruction D(2)(a) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining